Minutes of the Extraordinary General Meeting of Shareholders of ASML Holding N.V. held on August 26, 2004

Chairman: Mr. H. Bodt

General

The following Minutes of the Extraordinary General Meeting of Shareholders of ASML Holding N.V. (“ASML” or the “Company”), which meeting was held on August 26, 2004, have been prepared for information purposes only and do not purport to be complete. These Minutes are qualified as a whole by reference to the Annual Report on Form 20-F of ASML for the year ended December 31, 2003 and other public filings made by ASML with the US Securities and Exchange Commission (“SEC”). ASML does not guarantee the comprehensiveness or accuracy of the information contained in these Minutes, and has no obligation (and hereby expressly rejects any obligation) to update or correct any of the statements or information contained herein.

1. Opening

The Chairman opened the Extraordinary General Meeting of Shareholders of ASML and welcomed everyone present, in particular Mr. E. Meurice, whose intended appointment as President and Chief Executive Officer is the subject of the present meeting. Mr. Dunn was present on behalf of the Board of Management; the Chairman mentioned that the other Board of Management members were absent because of business reasons. The members of the Selection and Nomination Committee, Messrs. Westerburgen, Dekker and the Chairman, were present on behalf of the Supervisory Board.

Ms. Struycken, candidate civil-law notary with De Brauw Blackstone Westbroek, acted as Secretary of the meeting.

The Chairman then moved on to item 2 of the agenda.

2. Composition of the Board of Management

The Chairman informed the meeting that in January of this year Mr. Dunn indicated that he wished to resign as President & Chief Executive Officer. The Chairman further said that Mr. Eric Meurice had been found willing to succeed Mr. Dunn as President & Chief Executive Officer as of October 1, 2004. The Supervisory Board intends to appoint Mr. Meurice for a period of four years, with the possibility of re-appointment. The appointment is subject to notification hereof to the General Meeting of Shareholders.

The Chairman then gave some information about Mr. Meurice’s background. Mr. Meurice has experience in the global electronics and semiconductor industry from his work at, among others, Intel, Dell, ITT Semiconductors and Thomson. The Supervisory Board is convinced that Mr. Meurice will lead ASML in a successful way.

Next, the Chairman mentioned that the main elements of Mr. Meurice’s contract have been published on ASML’s website, as a further step towards greater transparency and also in order to comply with the recommendations of the Tabaksblat Committee. The contract itself is also in accordance with the Tabaksblat Code. Furthermore, the remuneration package is in line with the remuneration policy as approved by the General Meeting of Shareholders in March 2004.

Then the Chairman gave the floor to Mr. Meurice.

Mr. Meurice told the meeting that he is thrilled that he is going to lead ASML. He pointed to the stature of ASML and the similarities between ASML and his own background. In the first place, there is a management style at ASML similar to that of Intel and Dell at the time that Mr. Meurice was working there, with a focus on innovation and technology leadership, as well as a healthy balance of interests between stakeholders, such as shareholders, employees, customers, suppliers and the community.

In the second place, Mr. Meurice has experience in cyclical markets, especially in the PC and consumer electronics business. In the third place comes his experience with operational excellence, which will enable Mr. Meurice to contribute to future profitability, liquidity and growth of ASML.

Summarizing, Mr. Meurice remarked that he is convinced that he can bring significant value to ASML. With the support of the Supervisory Board, the heritage of Mr. Dunn, the strength of the Board of Management and the highly professional employees all important elements are present for a successful future.

Then the Chairman gave the attendees the opportunity to ask questions.

Mr. Boom asked if some more information could be given about Mr. Meurice’s remuneration package.

Mr. Westerburgen, chairman of the Remuneration Committee of the Supervisory Board, replied that the fixed base salary of Mr. Meurice amounts to 600,000 euros. In addition, there is an additional variable component of 600,000 euros. This variable component consists of a cash bonus (50%), stock options (25%) and long term shares (25%). The variable part of the remuneration package will be granted on the basis of targets, which can be measured internally. For the granting of long-term shares ASML’s performance with respect to ROIC (Return on Invested Capital) over a period of three years is compared to the performance of the peer group. In addition, Mr Meurice was granted 125,000 sign on stock options, the regular pension scheme is applicable to him and his severance payment is limited to one year’s base salary (gross). Finally there is an arrangement for an accommodation allowance. Mr. Meurice’s contract contains no further special elements.

Next, Mr. Boom inquired as to whether share price is one of the targets on the basis of which the variable remuneration is granted, what the accommodation allowance entails and whether there will be transition period.

The Chairman replied that share price only plays a role in the long-term share scheme, that a small amount is paid for living expenses and that there will be a transition period until mid-November.

Mr. Verlijsdonk remarked that, in his view, Mr. Meurice’s remuneration package is quite generous, among others in view of the reorganization that took place in 2004. The fact that Mr. Meurice’s starting salary is equal to Mr. Dunn’s final salary surprised Mr. Verlijsdonk. Finally, Mr. Verlijsdonk referred to a report by KPMG, which had been published recently and in which it was concluded that generous bonus schemes for management can induce fraud. Mr. Verlijsdonk would like to know ASML’s position with regard to this subject.

The Chairman answered that in ASML’s view Mr. Meurice’s remuneration is in line with the position and the responsibilities that go with it. The position of CEO needs to be fulfilled in the best way possible from the start, there is no period to settle into the job.

With respect to the fraud remark, ASML has an open relationship with the external auditor. The Chairman has no doubt whatsoever that ASML’s financial reporting is being carried out in a correct manner. Finally, the Chairman remarked that Mr. Meurice’s remuneration package is in line with the remuneration policy that was adopted by the General Meeting of Shareholders in March 2004.

After all questions were posed and answered, the Chairman confirmed on behalf of the Supervisory Board that Mr. Meurice will formally succeed Mr. Dunn as President & Chief Executive Officer as of October 1, 2004 and that Mr. Dunn shall retire effective that date as President & Chief Executive Officer.

The Chairman then remarked that Mr. Dunn has led the Company in an excellent way. He summed up a number of important events that took place during the five years that Mr. Dunn served as ASML’s CEO: the upturn of 2000, the downturn that followed it, the acquisition of SVG. At the moment ASML is performing well. Mr. Dunn has made an important contribution to the present profitability and healthy financial position of ASML. Finally the Chairman thanked Mr. Dunn for all that he has done for the Company.

Next, the Chairman gave the floor to Mr. Dunn.

Mr. Dunn said that he would leave ASML with mixed emotions. It is difficult to leave, but Mr. Dunn is confident that Mr. Meurice will successfully manage ASML. Mr. Dunn appreciates the good relationship and the open discussions with the shareholders. Mr. Dunn will look back on his ASML time with much pleasure. He then thanked the shareholders for coming and for their support. Mr. Dunn concluded by saying that he will be available for advice.

3. Any other business

The Chairman gave those present the opportunity to pose questions concerning matters that had not been discussed during the meeting.

No questions were asked.

The Chairman then gave the floor to Ms. Struycken, Secretary of the meeting, so that she could establish whether the formal requirements for convening the Company’s Extraordinary General Meeting of Shareholders had been met, and to announce the precise numbers of shareholders and voting members present at the meeting.

Ms. Struycken said that she had established that at the start of the meeting 22 shareholders were present or represented. Together they represented a total capital of EUR 227,882.04. Ms Struycken added that, where required, attendees entitled to cast votes by proxy had submitted their written proxies to the Company and that these had been shown to her. Ms. Struycken furthermore established that the legal and statutory requirements relating to the convening, holding and attending of the Extraordinary General Meeting of Shareholders of the Company had been met and that the required documents had been made available for inspection at the places as prescribed by Dutch law and the Company’s articles of association. Consequently, the meeting had been legally convened. Finally Ms. Struycken stated that according to the Chairman of ASML’s Board of Management, no shareholders had exercised the right to propose additional agenda items.

4. Closing

The Chairman thanked those present for their attendance and then closed the meeting.

These minutes contain certain ‘forward-looking’ statements as referred to in the Private Securities Litigation Reform Act of 1995. These statements are based on expectations of the Company’s management as these existed at that time, and are subject to risks and uncertainties including – but not limited to –economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation,availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the US Securities and Exchange Commission. Actual results may vary considerably from the expectations included in this document. The ‘forward-looking’ statement included in this document also contain statements regarding future financial and operating results and future products. ASML does not have any obligation whatsoever (and thereby explicitly rejects any obligations in this respect) to update or amend these ‘forward-looking’ statements, either as a result of new information or due to future events, or in any other way.